MORGAN STANLEY DEAN WITTER MUNICIPAL INCOME TRUST II

Item 77.C.	Matters Submitted to a Vote of Security Holders
		January 23, 2001

	Approval of an Agreement and Plan of Reorganization, dated August 24, 2000, between Morgan Stanley Dean Witter Municipal Income Trust II and Morgan Stanley Dean Witter Tax-Exempt Securities Trust, pursuant to which substantially all of the assets of Morgan Stanley Dean Witter Municipal Income Trust II would be combined with those of Morgan Stanley Dean Witter Tax-Exempt Securities Trust and shareholders of Morgan Stanley Dean Witter Municipal Income Trust
II would become shareholders of Morgan Stanley Dean Witter Tax-Exempt Securities Trust receiving Class D shares of Morgan Stanley Dean Witter Tax-Exempt Securities Trust with a value equal to the net asset value of their holdings in Morgan Stanley Dean Witter Municipal Income Trust II:


For:  12,016,186
Against:  394,961
Abstain:  707,017